October 24, 2003


To Whom It May Concern:

The firm of Armando C. Ibarra, Certified Public Accountants, APC consents to the inclusion of our audited report of October 24, 2003, on the financial statements of Quantum Companies, Inc., as of September 30, 2003, in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission.



Very truly your


____________________________
ARMANDO C. IBARRA, C.P.A.